August 6, 2020

Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant
Office of Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2019 Filed May 1, 2020 File No. 1-14491

Dear Ms. Dietz and Mr. Knapp:

On behalf of TIM Participações S.A. (“TIM” or the “Company”), we acknowledge receipt by the Company of the letter dated July 29, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2019 (the “2019 Form 20-F”) of TIM Participações S.A. filed with the SEC on May 1, 2020, as amended.

TIM is working to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of TIM, we respectfully request an extension of time to respond to the Comment Letter to August 26, 2020.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (650) 644-5787 or Nicholas A. Kronfeld at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Drew Glover Drew Glover

Via EDGAR